UNITED SATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

JAMES RIVER HOLDING CORPORATION (Exact Name of Registrant as Specified in its Charter)

Delaware	45-2579623
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

For correspondence, please contact:

Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive – Ste A

Murrieta, CA 92563

(323) 799-1342 (phone)

jillian@jilliansidoti.com

2847 S. Ingram Mill, Suite B100

Springfield, MO 65804

 (Address of principal executive offices)

417-881-7818

(Registrant’s telephone number, including area code)

Common stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: [120]

Pursuant to the requirements of the Securities Exchange Act of 1934, James River Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JAMES RIVER HOLDING CORPORATION

Date: June 24, 2014	By:	/s/ J. Barry Watts
J. Barry Watts
Chief Executive Officer